On April 20, 2017, UMB Financial
Corporation (UMB) announced that it signed a definitive agreement to sell Scout
Investments, Inc. (Scout) to Carillon Tower
Advisers, Inc. (CTA) (the Transaction). Scout is a wholly owned subsidiary of UMB and the investment adviser to the Scout Funds (the
Scout Trust and its series, the Scout Funds).
As a part of the Transaction, the parties agreed to seek to reorganize the Scout
Funds (each, a Target Fund and collectively, the Target Funds) into the Carillon Series
Trust (the Carillon Trust). At an in-person meeting held on May 24-25, 2017, the Board of Trustees of the Scout Trust (the Scout
Funds Board) approved the proposed
reorganizations of the Target Funds into newly created series of the Carillon Trust
(the Carillon Funds), which are to be advised by CTA and sub-advised by Scout upon completion of the Transaction. On November
17, 2017, Carillon Tower Advisers, Inc.
completed its purchase of Scout
Investments, Inc. from UMB Financial
Corporation (the Transaction). In connection with the Transaction, each series of Scout
Funds was reorganized into a corresponding newly created series of the Carillon Series
Trust after the close of business on
November 17, 2017.